UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(B) OR (G) OF THE
SECURITIES EXCHANGE ACT OF 1934

CHINDEX INTERNATIONAL, INC.

(Exact Name of Registrant as Specified in Charter)

DELAWARE	13-3097642
(State of Incorporation)	(IRS Employer Identification No.)

7201 WISCONSIN AVENUE BETHESDA, MARYLAND	20814
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market

If the form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. /X/

If the form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. / /

Securities Act registration statement file number to which this form relates: (if applicable)  N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.                    Description of Registrant’s Securities to be Registered.

On June 4, 2007, the Board of Directors of Chindex International, Inc. (the “Company”) adopted the Company’s Stockholder Rights Plan by declaring a dividend distribution of one Right for each outstanding share of common stock, par value $.01 per share, of the Company, regardless of class (the “Common Shares”) to stockholders of record on June 14, 2007 (the “Record Date”).  Each Right entitles the registered holder to purchase from the Company a unit (“Unit”) consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the “Preferred Shares”), at a price of $58 per Unit (the “Purchase Price”), subject to adjustment.  The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, as Rights Agent.

Initially, the Rights will be attached to all Common Share certificates representing Common Shares then outstanding, and no separate Right certificates will be distributed.  Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than Roberta Lipson, President and Chief Executive Officer of the Company, Elyse Beth Silverberg, Executive Vice President and Secretary of the Company, and Lawrence Pemble, Executive Vice President, Chief Financial Officer and Treasurer of the Company, and their affiliates and associates) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares (an “Acquiring Person”), or (ii) 10 business days (or such later day as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of a tender offer or exchange offer if, upon consummation thereof, any person or group would be an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such certificate together with a copy of this Summary of Rights.  The date of announcement of the existence of an Acquiring Person referred to in clause (i) above is hereinafter referred to as the “Share Acquisition Date.”

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Share certificates.  Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference.  Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, with or without a copy of this Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of Common Shares on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 14, 2017, unless earlier redeemed or exchanged by the Company as described below.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement provides that proper provision shall be made so that each holder of a Right, except as provided below, shall thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, Common Stock Equivalents (as such term is defined in the Rights Agreement)) having a value equal to two (2) times the exercise price of the Right.  Upon the occurrence of any event described in the preceding sentence, any Rights beneficially owned by (i) an Acquiring Person or an Associate or Affiliate (as such terms are defined in the Rights Agreement) of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes such, or (iii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person to holders of equity interests in such Acquiring Person or to any person with whom the Acquiring Person has any continuing agreement, arrangement or understanding regarding the transferred Rights or (B) a transfer which the Board of Directors of the Company has determined is part of a plan, agreement, arrangement or understanding which has as a primary purpose or effect the avoidance of the Rights Agreement, shall become null and void without any further action and no holder of such Rights shall have any rights whatsoever with respect to such Rights, whether under any provision of the Rights Agreement or otherwise.

At any time after the occurrence of the event described in the first sentence of the preceding paragraph (and prior to the acquisition by any Acquiring Person of 50% or more of the outstanding Common Shares), the Board of Directors of the Company may exchange the Rights (except Rights which previously have been voided as described above), in whole, but not in part, at an exchange ratio of one Common Share (or, in certain circumstances, one Common Stock Equivalent) per Right.

In the event that, at any time after any person or group of affiliated or associated persons becomes an Acquiring Person, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction with another person in which the Company is the surviving corporation, but in which its Common Shares are changed or exchanged, or (iii) more than 50% of the Company’s assets or earning power is sold or transferred, the Rights Agreement provides that proper provision shall be made so that each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, common stock of the acquiring company having a value equal to two (2) times the exercise price of the Right.

The Purchase Price payable, and the number of Units of Preferred Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, stock (other than a dividend payable in Preferred Shares), assets or cash (excluding regular quarterly cash dividends) or of subscription rights, options or warrants (other than those referred to above).  Such terms are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.  No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made as provided in the Rights Agreement.

At any time prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment (the “Redemption Price”).  Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights (or at such later time as the Board of Directors may establish for the effectiveness of such redemption), the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The terms of the Rights may be amended by the Company and the Rights Agent, provided that following the Share Acquisition Date the amendment does not materially adversely affect the interests of holders of Rights (other than an Acquiring Person) and provided that no amendment shall be made which decreases the Redemption Price.

As of June 5, 2007 there were 6,500,793 Common Shares issued and outstanding, including 775,000 shares of class B common stock, $0.01 par value.  Stockholders of record on June 14, 2007 will receive one Right for each Common Share held.  As long as the Rights are attached to the Common Shares, the Company will issue one Right with each new Common Share.  The Company’s Board of Directors has reserved for issuance upon exercise of the Rights 110,000 Preferred Shares.

The Rights have certain antitakeover effects.  The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by its Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired.  The Rights should not interfere with any merger or other business combination approved by the Board of Directors at a time when the Rights are redeemable.

The Rights Agreement, specifying the terms of the Rights (which includes as Exhibit B thereto the form of Right Certificate), is incorporated herein by reference.  The foregoing description of the Rights is qualified in its entirety by reference to Exhibits 1 and 2 hereto.

Item 7.                 Exhibits.

1
Rights Agreement, dated as of June 7, 2007, between Chindex International, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes the Certificate of Designations of Series A Junior Participating Preferred Stock as Exhibit A, form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred

Stock as Exhibit C (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the registrant with the Securities and Exchange Commission on June 7, 2007).
2
Certificate of Designations of Series A Junior Participating Preferred Stock (incorporated by reference to the Current Report on Form 8-K filed by the registrant with the Securities and Exchange Commission on June 7, 2007).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  June 7, 2007

CHINDEX INTERNATIONAL, INC.

By:	/s/ Lawrence Pemble
Name: Lawrence Pemble
Title: Chief Financial Officer

Index to Exhibits

Exhibit
1
Rights Agreement, dated as of June 7, 2007, between Chindex International, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes the Certificate of Designations of Series A Junior Participating Preferred Stock as Exhibit A, form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the registrant with the Securities and Exchange Commission on June 7, 2007).

2
Certificate of Designations of Series A Junior Participating Preferred Stock (incorporated by reference to the Current Report on Form 8-K filed by the registrant with the Securities and Exchange Commission on June 7, 2007).